K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Cal J. Gilmartin

(617) 951-9103 (phone)

cal.gilmartin@klgates.com

December 7, 2020

VIA EMAIL

Mr. Edward Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Salient Private Access Registered Fund, L.P.

File No. 811-21528

Salient Private Access TEI Fund, L.P.

File No. 811-21730

Salient Private Access Institutional Fund, L.P.

File No. 811-22367

Salient Private Access Master Fund, L.P.

File No. 811-21527

PMF Fund, L.P.

File No. 811-22941

PMF TEI Fund, L.P.

File No. 811-22942

The Endowment PMF Master Fund, L.P.

File No. 811-22940

Dear Mr. Bartz:

This letter addresses comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2020 regarding the preliminary proxy statements filed with the SEC in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, on November 20, 2020 (the “Proxy Statements”) by the Salient Private Access Registered Fund, L.P., Salient Private Access TEI Fund, L.P., Salient Private Access Institutional Fund, L.P., and Salient Private Access Master Fund, L.P. (each a “SPA Fund” and, collectively, the “SPA Funds”), and the PMF Fund, L.P., PMF TEI Fund, L.P. and The Endowment PMF Master Fund, L.P. (each a “PMF Fund,” collectively, the “PMF Funds” and, together with the SPA Funds, the “Funds”). We have discussed the Staff’s comments with representatives of the Funds. The Staff’s comments are described below and have been summarized to the best of our understanding. Where applicable, the Funds will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statements.

1.	Comment: For each Fund’s Proxy Statement, please disclose whether the proxy is revocable and, if it is revocable, how it can be revoked and whether there are any limitations involved in revoking such a proxy pursuant to Item 2 of Schedule 14A.

Response: The Funds will add the following disclosure to each Proxy Statement:

A proxy may be suspended or revoked, as the case may be, by the Partner executing the proxy by a later writing delivered to the applicable Fund at any time prior to exercise of the proxy or if the Partner executing the proxy is present at the meeting and votes in person.

2.	Comment: In the ‘Questions and Answers’ section of each SPA Fund’s Proxy Statement, in response to the following question, “Will my fees increase if the Proposals are approved?” the proxy provides the following answer:

NO. The Proposals include an IMMEDIATE FEE REDUCTION based on the current assets under management and historical performance.

The Staff notes this is not accurate as fees may rise as a result of the incentive fee being implemented in the future. Please update the above statement and explain more clearly that while no immediate fee increase is expected once the proposals are approved, there is a potential for the fees to be higher once the incentive fees are implemented in the future. Similarly, any other language in each SPA Fund’s Proxy Statement that mentions the potential for an “immediate reduction” in fees should be updated to reflect that there is a potential for the fees to be higher once the incentive fees are implemented in the future so as to not be materially misleading.

Response: The SPA Funds believe the noted language is accurate, as the incentive fee will not take effect for the first year following the closing of the Transaction and there would be an immediate reduction in management fees at current asset levels. Further, there would have been no fee paid based on historical performance over the last five full year periods. However, the SPA Funds agree to clarify the noted language wherever it appears in the Proxy Statements as follows (additions underlined, deletions struck):

~~NO.~~ The Proposals include an immediate management fee reduction based on ~~the~~ current assets under management ~~and historical performance~~, though beginning April 1, 2022 there is a potential for the total fees paid to the Adviser for investment advisory services to increase as a result of an incentive fee, to the extent the Master Fund’s performance exceeds the Hurdle Rate, as discussed below. Based on the Master Fund’s performance over the last five calendar years, no incentive fee would have been earned.

The SPA Funds note that both sentences will remain in bold text, but the phrase “immediate management fee reduction” will no longer appear in all capital letters.

3.	Comment: With respect to ‘Proposal 1’ of each SPA Fund’s Proxy Statement, please provide a graphical representation of the proposed incentive fee hurdle rate.

Response: The SPA Funds will add the requested graphical representation of the proposed incentive fee hurdle rate.

4.	Comment: With respect to the discussion of a potential future tender offer, please explain how an offer to buy back interests at a price lower than net asset value is consistent with Rule 102 of Regulation M.

Response: The SPA Funds note that while the Proxy Statements include discussion of the possibility of potential future tender offers, there are not currently any planned tender offers and the Proxy Statements note “there can be no guarantee that such steps will be taken successfully.” However, any such future tender offers would comply with applicable law, including Regulation M.

Rule 102(a) of Regulation M restricts the activities of an issuer during a restricted period during a distribution. Rule 102(a) is designed to avoid confusion and possible manipulation where an issuer would be engaged simultaneously in offering a security and repurchasing the security, subject to certain exceptions set forth in Rule 102(b)-(e) for circumstances where offers to purchase and distribution may occur at the same time. In the absence of an exception, an issuer may offer to repurchase securities in compliance with Rule 102(a) by avoiding any repurchase during a restricted period during a distribution. Certain continuously-offered vehicles can meet one of the exceptions to Rule 102(a) in Rule 102(b) and by offering to repurchase at net asset value during a distribution. If such an issuer does not meet an exception, however, such issuer could not repurchase during a distribution. If, for example, a closed-end fund’s tender offer does not occur during a restricted period during a distribution, such fund may offer to repurchase securities at any price. Accordingly, an issuer may make a tender offer in conformity with the provisions of Rule 102(a), regardless of price, by ensuring that any such offer is not made during a restricted period during a distribution.

Thus, if an issuer is not engaged in a distribution and is not offering its securities for purchase at some period in time, that issuer can make a tender offer at any price, and any investor can choose either to participate or not to participate in such offer. To the extent Rule 102(a) of Regulation M applies to some potential future SPA Fund tender offer at other than net asset value, the fund would need to avoid making any such offer during any applicable restricted period, unless one of the exceptions under Rule 102(b-e) was met. A fund could, for example, not be engaged in any distribution (the SPA Funds have not been offered recently) and during such time conduct an offer at below net asset value. Listed closed-end funds trading at a discount, for example, not uncommonly may offer a repurchase at less than net asset value per share, but above market price, allowing investors who may desire such liquidity an option at higher than market price. Nothing restricts such offers at below net asset value if conducted in compliance with Rule 102(a). No closed-end fund, on the contrary, may sell securities at less than net asset value, absent the circumstances set forth in Section 23(b) of the Investment Company Act of 1940, as amended.

Additional flexibility for the SPA Funds would also be provided in the event an unaffiliated third party in the future makes an offer to a SPA Fund for master fund interests. In such a hypothetical scenario, a SPA Fund would be obligated to pass along such third party offer to investors, rather than being able to accept such an offer for investors. This is intended to provide the SPA Funds with greater flexibility to react to potential voluntary liquidity opportunities that are not currently being offered and would comply with applicable law. Any such offer also would need to comply with Regulation M.

5.	Comment: Under ‘The Current and New Management Agreements’ in each SPA Fund’s Proxy Statement, please update the aggregate management fees paid table to add a column disclosing what the incentive fee would have been in 2019 had it been in place and update the ‘Total Management Fees Adviser Would Have Received Had The Proposed Fee Structure Been In Place For Fiscal Year Ended 12/31/19’ column to include such incentive fee figures.

Response: The SPA Funds will make the requested changes to these tables.

6.	Comment: Under ‘New Management Fees’ in each SPA Fund’s Proxy Statement, please add a line item to each SPA Fund’s fee table to display the incentive fee for each SPA Fund and an estimate of what that incentive fee could be for the first year it is in place. In addition, please provide a footnote explaining why such an estimate is being used.

Response: The SPA Funds will make the requested changes to these tables.

7.	Comment: Each Fund’s Proxy Statement contains the following language under ‘Proxy Solicitation and Tabulation, Quorum and Required Vote’:

Any such adjournment will require the affirmative vote of the holders of a majority of the Interests present in person or by proxy at the session of the Meeting to be adjourned, or may be called by the chairman of the Meeting.

The Staff notes its position that a fund’s chairman cannot arbitrarily call an adjournment to solicit additional proxies. A shareholder vote is required because the Proxy Statement includes non-routine proposals. In addition, this would not be considered a matter incident to the conduct of the meeting under Rule 14a-4(c)(7) under the Securities and Exchange Act of 1934, as amended. Please update this paragraph to clarify that an affirmative vote of a majority of the interests present in person or by proxy at the session of such a meeting would be required in order for a Fund’s chairman to adjourn such meeting.

Response: The Funds will amend the noted language as shown below (deletions struck):

Any such adjournment will require the affirmative vote of the holders of a majority of the Interests present in person or by proxy at the session of the Meeting to be adjourned~~, or may be called by the chairman of the Meeting~~.

* * * * *

The Funds intend to file definitive forms of the Proxy Statements that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9103.

Sincerely,

/s/ Cal J. Gilmartin

Cal J. Gilmartin